

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 12, 2018

Via E-Mail
Anil Doradla
Chief Financial Officer
Airgain, Inc.
3611 Valley Centre Drive, Suite 150
San Diego, CA 92130

> **Re:** **Airgain, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2017**
> **Filed March 15, 2018**
> **File No. 1-37851**

Dear Mr. Doradla:

We refer you to our comment letter dated March 28, 2018 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Ashley Hunter, Director of Finance
Airgain, Inc.

Larry Spirgel
Assistant Director